Solomon Technologies, Inc.
1400 L&R Industrial Boulevard
Tarpon Springs, Florida 34689

May 11, 2007

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Jay Mumford

Dear Mr. Mumford:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Solomon Technologies, Inc. (the “Company”) hereby requests that the effective date of the Registration Statement on Form SB-2, SEC File No. 333-138240, as amended (the “Registration Statement”), be accelerated so that the same will become effective at 2:00 p.m., Eastern Daylight Savings Time, on May 14, 2007, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 11, 2007

Please advise the undersigned at (727) 934-8778, or Ralph W. Norton of Davis & Gilbert LLP, at (212) 468-4944, when the order declaring the Registration Statement effective is signed.

Very truly yours, SOLOMON TECHNOLOGIES, INC. /s/ Peter W. DeVecchis, Jr. Peter W. DeVecchis, Jr. President